                              UniHealth Foundation
                                  (95-5004033)
                        Schedule 13-D; December 10, 2001
                                   Amendment 9



Item #1 Security and Issuer

The title of the class of the equity securities to which this statement relates is common stock ($.01 par value) of PacifiCare Health Systems, Inc.

PacifiCare's principal offices are at 3120 West Lake Center Drive, Santa Ana, CA 92704.

Item #2 - Identity and Background

The corporation filing this statement is UniHealth Foundation, a California non-profit public benefit corporation. UniHealth Foundation is a private grantmaking organization whose mission is to support and facilitate activities that significantly improve the health and well being of individuals and communities within its service area. UniHealth Foundation's principal business and office address is 5959 Topanga Canyon Boulevard #390, Woodland Hills, CA 91367.

(d) During the last five years UniHealth Foundation has not been convicted in a criminal proceeding.

(e) During the last five years UniHealth Foundation has not been a party to a civil proceeding as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item #3 - Source and amount of funds or other consideration

Not applicable

Item #4 - Purpose of transaction.

UniHealth Foundation sold 757,500 shares of common stock in the open market and 1,019,500 shares of common stock in private transactions pursuant to a Purchase Agreement dated as of November 27, 2001 between UniHealth Foundation and Acqua Wellington North American Equities Fund, Ltd. The purpose of the sales was to provide additional liquidity to UniHealth Foundation and to further diversify its assets.

(b) - (j) Not applicable.

Item #5 - Interest in Securities of the Issuer.
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(a) Prior to these transactions UniHealth Foundation directly owned 2,897,000 shares of PacifiCare common stock or 8.57% of the outstanding shares as of November 2, 2001. Subsequent to this transaction, UniHealth Foundation owns 1,120,000 shares of PacifiCare common stock or 3.24% of the outstanding shares.

(b) UniHealth Foundation has the sole power to direct the vote of all shares it owns.

(c) UniHealth Foundation sold the following shares of PacifiCare common stock in the open market.

  Date              Number of Shares          Price per Share       Total
--------------------------------------------------------------------------------
  11/2/01                50,000                   $19.2509      $  960,008.01
  11/6/01                50,000                    22.1613       1,105,523.16
  11/6/01                50,000                    22.7668       1,135,797.15
  11/7/01                50,000                    22.2401       1,109,463.03
  11/8/01                50,000                    20.9787       1,046,395.13
  11/9/01                50,000                    20.0468         999,840.00
  11/12/01               50,000                    20.0456         999,780.00
  11/13/01               50,000                    20.1984       1,007,420.00
  11/14/01               50,000                    18.8809         941,545.00
  11/15/01               50,000                    15.8514         790,570.00
  11/16/01               50,000                    16.5330         824,650.00
  11/19/01               50,000                    16.7197         833,985.00
  11/20/01               50,000                    17.6771         881,855.00
  11/21/01               50,000                    17.9054         893,270.00
  11/23/01                7,500                    18.0000         134,700.00
  11/26/01               50,000                    17.8326         891,630.00

UniHealth Foundation sold the following shares of PacifiCare common stock in private transactions pursuant to a Purchase Agreement between UniHealth Foundation and Acqua Wellington North American Equities Fund, Ltd.

  Date              Number of Shares          Price per Share        Total
--------------------------------------------------------------------------------
  11/30/01              219,500                   $16.9046       $3,710,568.48
  12/3/01               160,000                    16.6994        2,671,902.72
  12/4/01               160,000                    17.5803        2,812,846.08
  12/5/01               160,000                    17.4390        2,790,236.16
  12/6/01               160,000                    17.2874        2,765,982.72
  12/7/01               160,000                    17.3302        2,772,833.28

(d) No other person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of securities described in (a) above.

(e) UniHealth Foundation ceased to be the owner of more than 5% of the outstanding shares of PacifiCare on December 4, 2001.

Item #6 - Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

UniHealth Foundation and Acqua Wellington North American Equities Fund, Ltd. have entered into a Purchase Agreement dated as of November 27, 2001 providing for the purchase by Acqua Wellington North American Equities Fund, Ltd. of up to an aggregate of 2,139,500 shares of common stock of PacifiCare held by UniHealth Foundation over a period of up to thirteen consecutive trading days at prices equal to 96% of the daily volume weighted average price of the common stock of PacifiCare on the applicable trading day. Jefferies & Company, Inc. acted as placement agent and is entitled to a placement fee equal to 1% of the aggregate purchase price.

Item #7 - Materials to be filed as exhibits.

99.1 Purchase Agreement dated as of November 27, 2001 between UniHealth Foundation and Acqua Wellington North American Equities Fund, Ltd.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date: December 11, 2001
                        ---------------------

                  By:  /s/ Mary Odell
                       ----------------------
                       Mary Odell, President

                                 EXHIBIT INDEX


Exhibit       Description
-------       -----------
  99.1        Purchase Agreement dated as of November 27, 2001 between UniHealth
              Foundation and Acqua Wellington North American Equities Fund, Ltd.